



05036630

$S0$ $3/9/05$

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Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48986

Received stamp: SEC MAIL PROCESSING SECTION, FEB 2 8 2005, WASH. D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benson York Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

535 Broad Hollow Road
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Conroy   (631) 470-4620

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway, Suite 516	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



PROCESSED MAR 1 7 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___John Conroy_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Benson York Group, Inc._____ , as

of _December 31_____, 20_04____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_PRESIDENT_____
Title

_____
Notary Public

BRADFORD A. MILLER
NOTARY PUBLIC, State of New York
No. 4793716
Qualified in Putnam County
Commission Expires February 28, *2006*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON YORK GROUP, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditors' Report

Statement of Financial Condition as of December 31, 2004

Statement of Income for the year ended December 31, 2004

Statement of Changes in Shareholders' Equity for the year ended December 31, 2004

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
for the year ended December 31, 2004

Statement of Cash Flows for the year ended December 31, 2004

Notes to Financial Statements

Schedules:

Computation of Net Capital

Computation of Basic Net Capital Requirement

Reconciliation of Net Capital to Submitted Unaudited Net Capital

Computation of Aggregate Indebtedness

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Auditors' Report on Internal Control

LOUIS STERNBACH & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Benson York Group, Inc.

We have audited the accompanying statement of financial condition of Benson York Group, Inc. as of December 31, 2004, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benson York Group, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Co LLP

Certified Public Accountants

February 18, 2005
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

BENSON YORK GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

ASSETS

Cash in bank and on hand	$ 165,370
Due from broker	819,524
Deposit with clearing organization	52,162
Equipment, at cost less accumulated depreciation of $2,894	15,675
Other assets	3,000
	$1,055,731

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable, accrued expenses and taxes	$ 524,933
Loans payable	7,000
	531,933

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY

Common stock		
Authorized 10,000,000 shares, $.01 par value		
Issued and outstanding 4,325,600 shares	$ 43,256	
Capital in excess of par value	2,121,906	
Retained earnings (deficit)	(971,863)	
	1,193,299	
Less: Treasury stock 278,900 shares	669,501	
Total Shareholders' Equity		523,798
		$1,055,731

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME

Commission income		$4,999,386
Interest income		53
Miscellaneous income		129,892
Total Income		5,129,331

EXPENSES

Employee compensation and benefits	$4,077,105	
Floor brokerage, exchange and clearance fees	255,966	
Communications and data processing	35,866	
Interest	44	
Occupancy	96,503	
Other expenses	234,144	
		4,699,628

NET INCOME BEFORE TAXES   429,703

STATE AND CITY TAXES   884

NET INCOME $ 428,819

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - JANUARY 1, 2004	$109,979
Add: Net Income	428,819
	538,798
Less: Repurchase of common stock	15,000
BALANCE - DECEMBER 31, 2004	$523,798

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$428,819
Depreciation and amortization	1,320
Net decrease in operating assets and liabilities, detailed below	
(Increase) decrease - prepaid expenses	1,997
(Increase) decrease - receivable from brokers and dealers	(526,923)
(Increase) decrease - deposit with clearing organization	(42)
Increase (decrease) - accounts payable, accrued expenses and taxes	170,674
Increase (decrease) - loans payable	(8,500)
Net Cash Provided by Operating Activities	67,345
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(10,704)
Net Cash (Used in) Investing Activities	(10,704)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repurchase of common stock	(15,000)
Net Cash (Used in) Financing Activities	(15,000)
NET INCREASE IN CASH	41,641
CASH - JANUARY 1, 2004	123,729
CASH - DECEMBER 31, 2004	$165,370
SUPPLENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 44
Income taxes	$ 884

The accompanying notes are an integral part of these financial statements

BENSON YORK GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - JANUARY 1, 2004 $ -0-

BALANCE - DECEMBER 31, 2004 $ -0-

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS
Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION
Securities are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS
Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are changed to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended

December 31, 2005	108,760
December 31, 2006	27,657

The Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

Counsel for the Company advised that there is no litigation of a material nature pending against the Company.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables and securities approximated their respective fair values.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater. At December 31, 2004 the Company had a net capital of $505,123 which exceeded the requirements by $469,643.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

BENSON YORK GROUP, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2004

TOTAL SHAREHOLDERS' EQUITY		$523,798
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$523,798
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$15,675	
Other assets	3,000	
Total Non-Allowable Assets		18,675
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		505,123
HAIRCUTS		-0-
NET CAPITAL		$505,123

BENSON YORK GROUP, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2004

MINIMUM NET CAPITAL REQUIRED -
6 2/3 % OF TOTAL AGGREGATE INDEBTEDNESS $ 35,480

MINIMUM DOLLAR NET CAPITAL REQUIREMENT
OF REPORTING DEALER $ 5,000

NET CAPITAL REQUIREMENT $ 35,480

EXCESS NET CAPITAL
(Net capital less net capital requirement) $469,643

EXCESS NET CAPITAL AT 1,000 %
(Net capital less 10 % of aggregate indebtedness) $451,930

BENSON YORK GROUP, INC.

RECONCILIATION OF AUDITED NET CAPITAL WITH UNAUDITED NET CAPITAL

AS OF DECEMBER31, 2004

NET CAPITAL PER UNAUDITED FORM X-17A-5 $552,288

    Additional expenses per audit   (47,165)

NET CAPITAL PER AUDITED FORM X-17A-5 $505,123

BENSON YORK GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2004

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES

Accounts payable, accrued expenses and taxes	$524,933
Loans payable	7,000
TOTAL AGGREGATE INDEBTEDNESS	$531,933
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	105.31%

BENSON YORK GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

To the Board of Directors
Benson York Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Benson York Group, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Co, LLP
Certified Public Accountants

February 18, 2005
New York, New York